UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date: March 8, 2024

Sumitomo Mitsui Financial Group, Inc.

Change of Representative Executive Officer

Tokyo, March 8, 2024

Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Toru Nakashima) hereby announces the change of Representative Executive Officer, with effect from April 1, 2024.

< Sumitomo Mitsui Financial Group, Inc. >

Post to be appointed	Current	Name
With effect from April 1, 2024

Retired from Sumitomo Mitsui Financial Group, Inc.	Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Tetsuro Imaeda

Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Sumitomo Mitsui Financial Group, Inc. Senior Managing Corporate Executive Officer	Muneo Kanamaru

Sumitomo Mitsui Financial Group, Inc. Director Deputy President and Executive Officer (Representative Executive Officer)	Sumitomo Mitsui Financial Group, Inc. Director Senior Managing Corporate Executive Officer	Teiko Kudo

Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Sumitomo Mitsui Financial Group, Inc. Senior Managing Corporate Executive Officer	Masamichi Koike

Profile: Muneo Kanamaru

1. Date of Birth	April 9, 1964

2. Business Experience

April 1987	Joined The Sumitomo Bank Limited

April 2015	Executive Officer, Sumitomo Mitsui Banking Corporation

April 2017	Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc. Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2018	Retired from Sumitomo Mitsui Financial Group, Inc.

April 2020	Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.

April 2021	Senior Managing Corporate Executive Officer, Sumitomo Mitsui Financial Group, Inc. (to present) Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

March 2024	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation (to present)

 3. Number of shares of our common stock held: 30,272 (as of September 30, 2023)

Profile: Teiko Kudo

1. Date of Birth	May 22, 1964

2. Business Experience

April 1987	Joined The Sumitomo Bank Limited

April 2014	Executive Officer, Sumitomo Mitsui Banking Corporation

April 2017	Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2020	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc. Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

March 2021	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation (to present)

April 2021	Senior Managing Corporate Executive Officer, Sumitomo Mitsui Financial Group, Inc.

June 2021	Director Senior Managing Corporate Executive Officer, Sumitomo Mitsui Financial Group, Inc. (to present)

 3. Number of shares of our common stock held: 34,301 (as of September 30, 2023)

Profile: Masamichi Koike

1. Date of Birth	October 25, 1963

2. Business Experience

April 1987	Joined The Taiyo Kobe Bank Limited

April 2015	Executive Officer, Sumitomo Mitsui Banking Corporation

July 2017	Executive Officer, Sumitomo Mitsui Financial Group, Inc.

April 2018	Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc. Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2020	Senior Managing Corporate Executive Officer, Sumitomo Mitsui Financial Group, Inc. (to present) Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation (to present)

 3. Number of shares of our common stock held: 35,260 (as of September 30, 2023)